SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                              Xpedite Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    893929100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Robert S. Vaters
                            c/o Xpedite Systems, Inc.
      446 Highway 35, Eatontown, New Jersey 07724; Telephone (908) 389-3900
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  July 17, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 6 Pages)



------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               AMENDMENT NO. 5 TO
                                  SCHEDULE 13D


          This  Amendment  No. 5 amends and  supplements  (i) the  statement  on
Schedule 13D dated February 11, 1997 filed by Roy B. Andersen, Jr., Robert S. Vaters, Dennis Schmaltz, Max A. Slifer and George Abi Zeid, (ii) Amendment No. 1 to Schedule 13D filed on April 25, 1997 by Roy B. Andersen, Jr., Robert S. Vaters, Dennis Schmaltz, Max A. Slifer and George Abi Zeid, (iii) Amendment No. 2 to Schedule 13D filed on July 7, 1997 by Roy B. Andersen, Jr., Robert S. Vaters, Dennis Schmaltz, Max A. Slifer, Vincent DeVita, UBS Partners LLC and Fenway Partners, Inc. (the "Reporting Persons"), (iv) Amendment No. 3 to
Schedule 13D filed on July 11, 1997 by the Reporting Persons and (v) Amendment No. 4 to Schedule 13D filed on July 16, 1997 by the Reporting Persons, relating to the common stock, par value $.01 per share (the "Common Stock"), of Xpedite Systems, Inc., a Delaware corporation ("Xpedite" or the "Company"). Capitalized terms used herein without definition have the meanings assigned to such terms in the initial filing or a previous amendment thereto.

Item 4.   PURPOSE OF TRANSACTION

          Item 4 is amended by adding the following:

          "Pursuant to a letter agreement dated July 17, 1997 the Reporting Persons agreed to extend their offer until 5:00 p.m. EDT on July 17, 1997. See
Exhibit 5. The offer expired on July 17 after a proposal by the Reporting Persons to extend the offer to July 24, 1997 was rejected."


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


Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          5. Letter Agreement dated July 17, 1997, among the Special Committee of the Board of Directors of the Company and the Reporting Persons.


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



                                    SIGNATURE
                                   -----------

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  July 21, 1997

                                          /s/ Roy B. Andersen, Jr.
                                          --------------------------------------
                                          Roy B. Andersen, Jr.*




                                          /s/ Robert S. Vaters
                                          --------------------------------------
                                          Robert S. Vaters




                                          /s/ Dennis Schmaltz
                                          --------------------------------------
                                          Dennis Schmaltz*




                                          /s/ Max A. Slifer
                                          --------------------------------------
                                          Max A. Slifer*




                                          /s/ Vincent DeVita
                                          --------------------------------------
                                          Vincent DeVita*



                                          *By: Robert S. Vaters
                                           As Attorney-in-Fact
























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


                                          UBS PARTNERS LLC



                                             /s/ Michael Greene
                                          By:-----------------------------------
                                             Name: Michael Greene
                                             Title: Vice President/Treasurer



                                             /s/ Marc Unger
                                          By:-----------------------------------
                                             Name: Marc Unger
                                             Title: Manager



                                          FENWAY PARTNERS, INC.



                                             /s/ Russell W. Steenberg
                                          By:-----------------------------------
                                             Name: Russell W. Steenberg
                                             Title: Managing Director

                                 EXHIBIT INDEX


Exhibit                                                     Page
-------                                                     ----
   5. Letter Agreement dated July 17, 1997, among the Special Committee of the Board of Directors of the Company and the Reporting Persons.






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